UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Final arbitrator’s award ending dispute with Haifa Chemicals

 Item 1

Final arbitrator’s Award ending dispute with Haifa Chemicals

Further to Note 23 of the Company’s financial statements for 2015 and to Note 8 of the Company's financial statements for the second quarter of 2016, regarding the dispute between the subsidiary Dead Sea Works Ltd. (“DSW”) and Haifa Chemicals Ltd. ("Haifa Chemicals"), the Company hereby reports that the final award ending the arbitration was rendered yesterday with the consent of both parties (the “Arbitration Award”).

All past disputes and legal claims currently pending between the parties relating to the Principal Arbitration Award rendered in 2014 and referring to potash sales for the years 2009 to 2016, inclusive, will be dismissed in a manner not impacting DSW by way of further payments or receivables. The execution of the Arbitration Award will be deemed as the full and complete execution of all the obligations stipulated by the 2014 Principal Arbitration Award.

The main principles of the Arbitration Award are as follows:

  The Arbitration Award will be effective for thirteen years, commencing on January 1, 2017, and lapsing on December 31, 2029 (the “Arbitration Award Period”).
  During the Arbitration Award Period, DSW will be obligated to sell an annual amount of 330,000 tonnes of potash to Haifa Chemicals (the “Committed Quantities”). Haifa Chemicals will bear no obligation to purchase the complete Committed Quantities nor shall Haifa Chemicals be restricted from purchasing additional quantities of potash from DSW, however the binding prices, as set forth in section 3 below, shall not apply to the additional quantities.
  The selling prices of potash in relation to the Committed Quantities will apply as determined by the arbitrator, while distinguishing between the price per the base quantity of approximately 270,000 tonnes of potash and the price for a quantity of approximately 60,000 tonnes of potash. In addition, it was determined that commencing in January 2022, DSW will be entitled to request an adjustment to the formula of the selling price as stipulated per the base quantity.

Based on the above mentioned, the impact on the Company's financial statements is not expected to be material.

Name of the authorized signatory on the report and name of authorized electronic reporter: Lisa Haimovitz

Position: SVP, Global General Counsel and Company Secretary

Signature Date: October 26, 2016

INVESTOR RELATIONS CONTACT                     PRESS CONTACT
Limor Gruber                                                              Gadi Ohana
Head of Investor Relations, ICL                                 Debby Communications
+972-3-684-4471                                                       +972-3-5683000
Limor.Gruber@icl-group.com                              gadi@debby.co.il

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: October 26, 2016